SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026

Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

January 20, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

As a follow‑up to the information disclosed in the Form 6-K furnished to the SEC on February 4, 2025, Credicorp Ltd. (‘Credicorp’) hereby notifies you, as a Material Event, that on January 19, 2026, the Chilean Financial Market Commission (Comisión para el Mercado Financiero – CMF) has notified Tenpo Bank Chile of the granting of its operating authorization.

As a result, Tenpo Bank Chile is now authorized to operate as a bank engaging exclusively in banking activities. In accordance with the authorization issued by the CMF, the commencement of operations must take place within a maximum period of one (1) year from the date of notification.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2026

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative